                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                              AZTAR CORPORATION
                              (Name of Company)

                   Common Stock, par value $.01 per share
                       (Title of Class of Securities)

                                  054802103
                               (CUSIP Number)

                               Adam Lieberman
                      c/o Sterling Foster Holding Corp.
                  125 Baylis Road, Melville, New York 11747
                               (516) 843-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 9, 1996
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

                                  SCHEDULE 13D

CUSIP No.    054802103                                       Page 2 of 12 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Adam Lieberman ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ X ]
                                                                      (b) [   ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS
         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(D) OR 2(E)                        [   ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

NUMBER OF SHARES            7.      SOLE VOTING POWER
BENEFICIALLY OWNED                  480,000
BY EACH REPORTING
PERSON WITH                 8.      SHARED VOTING POWER
                                    2,210,335 (see response to Item 5)

                            9.      SOLE DISPOSITIVE POWER
                                    480,000

                            10.     SHARED DISPOSITIVE POWER
                                    2,210,335 (see response to Item 5)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,690,335


12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.99%

14.      TYPE OF REPORTING PERSON
         IN

                                  SCHEDULE 13D

CUSIP No.    054802103                                       Page 3 of 12 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Sterling Foster Holding Corp.  11-3276688

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ X ]
                                                                (b) [   ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS
         OO (see response to Item 3)

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                             [   ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES        7.      SOLE VOTING POWER
BENEFICIALLY OWNED              -0-
BY EACH REPORTING
PERSON WITH             8.      SHARED VOTING POWER
                                1,560,335 (see response to Item 5)

                        9.      SOLE DISPOSITIVE POWER
                                -0-

                        10.     SHARED DISPOSITIVE POWER
                                1,560,335 (see response to Item 5)

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,560,335

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.47%


14.      TYPE OF REPORTING PERSON
         CO

                                  SCHEDULE 13D

CUSIP No.    054802103                                       Page 4 of 12 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Sterling Foster & Co., Inc.  22-3270906

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ X ]
                                                               (b) [   ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS
         WC, 00 (see response to Item 3)

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                            [   ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES        7.      SOLE VOTING POWER
BENEFICIALLY OWNED              -0-
BY EACH REPORTING
PERSON WITH             8.      SHARED VOTING POWER
                                650,000

                        9.      SOLE DISPOSITIVE POWER
                                -0-

                        10.     SHARED DISPOSITIVE POWER
                                650,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         650,000


12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.45%

14.      TYPE OF REPORTING PERSON
         CO

                                                             Page 5 of 12 Pages

Item 1. Security and Company

                  The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Aztar Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 2390 East Camelback Road, Suite 400, Phoenix, Arizona
85016.

Item 2. Identity and Background

                  This statement is being filed by Adam Lieberman ("Lieberman"), Sterling Foster Holding Corp., a Delaware corporation ("SFHC"), and Sterling Foster & Co., Inc., a Delaware corporation ("SFCI" and collectively with Lieberman and SFHC, the "Reporting Persons"). The principal occupation of Lieberman is President of each of SFHC and SFCI and his business address is 125 Baylis Road, Melville, New York 11747. Lieberman is a citizen of the United States. The principal business of SFHC is to function as a holding company and its address is 125 Baylis Road, Melville, New York 11747. The principal business of SFCI is investment banking and its address is 125 Baylis Road, Melville, New York 11747. Lieberman is the sole stockholder, director and officer of each of SFHC and SFCI.

                  During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  The NASD filed a complaint on September 18, 1996 (the "Complaint") against Lieberman, SFCI and various individuals associated or formerly associated with SFCI (collectively, the "Respondents") alleging various violations of the Securities Exchange Act of 1934 and the NASD Rules of Fair Practice. The Complaint involves three companies whose initial public offerings were underwritten by SFCI. The Complaint alleges the use of fraudulent and manipulative devices in connection with the

                                                             Page 6 of 12 Pages

distribution and sale of securities of such companies; failure to comply with undertakings to submit various documents and information to the NASD's Corporate Financing Department for review and receipt of unfair and unreasonable underwriting compensation in connection with transactions involving securities held by stockholders of such companies; fraudulent sales practices and unauthorized transactions with customers of SFCI; inadequate supervision of the activities of sales representatives relating to the various alleged violations; and inadequate written supervisory procedures to prevent the allegedly violative conduct. The Respondents have not yet filed an answer to the Complaint; however, it is the intention of Lieberman and SFCI and, to the knowledge of the Reporting Persons, all other Respondents to deny all material allegations and alleged violations and to vigorously contest the proceeding.

Item 3.  Source and Amount of Funds

                  The  source  and  amount  of  funds  or  other   consideration
(excluding commissions) used or to be used by the Reporting Persons to purchase the shares of Common Stock reported in Item 5 below are as follows:

                  Lieberman used his personal funds for the purchase of the 480,000 shares acquired and held by him as well as 400,000 additional shares acquired by him and subsequently contributed to the capital of SFCI.

                  SFCI used its working capital for the purchase of 250,000 shares.

                  SFHC will require financing in order to exercise the options discussed in Item 5. No such financing is currently in place, there are no arrangements to obtain such financing and no assurances can be given that any such financing will be available on commercially reasonable terms or otherwise.

Item 4.  Purpose of Transaction

                  The purpose of the Reporting Persons' acquisition of beneficial ownership of the shares of Common Stock reported hereby, through their purchases and the Option Agreements referred to in Item 5 below, was for the Reporting Persons to acquire a stock position in the Company which could serve as a base for a possible attempt by the Reporting Persons to acquire control of the Company,

                                                             Page 7 of 12 Pages

should the Reporting Persons determine to attempt to do so. As of the date hereof, the Reporting Persons have not determined to attempt to acquire control of the Company.

                  The Reporting Persons believe, based upon publicly available information, that the market value of the Company's securities does not fully reflect the inherent value of its various operating properties.

                  The Reporting Persons may in the future determine to seek to acquire control of the Company. A determination by the Reporting Persons to seek to acquire control of the Company is dependent upon their ability to arrange for
financing  and  is   subject to a review of relevant  factors  including,
without limitation, the Company's financial condition, business and prospects, other developments concerning the Company, current and anticipated future trading prices of the Common Stock, other opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, and other business or legal considerations applicable to the Reporting Persons or the Company. There can be no assurance that the Reporting Persons will in fact reach any such determination or, if they do reach such determination, the timing thereof. Currently, no financing has been arranged for any possible acquisition.

                  The Reporting Persons may acquire additional shares of Common Stock in the open market or in privately-negotiated transactions or enter into additional Option Agreements, but the Reporting Persons have no present intention of acquiring beneficial ownership of shares of Common Stock representing more than 9.9% of the number of shares of Common Stock outstanding. In addition, depending upon, among other things, the factors referred to above, the Reporting Persons may determine to dispose of all or a portion of their shares of Common Stock.

                  Article TWELFTH of the Certificate of Incorporation of the Company ("Article TWELFTH") provides that, for so long as the Company or any of its subsidiaries holds any licenses or other regulatory approvals necessary for the lawful operation of gaming and related businesses (the "Gaming Licenses"), except as otherwise approved by the Board of Directors of the Company, no stockholder who (1) "Beneficially Owns" (as defined in Article NINTH of the

                                                             Page 8 of 12 Pages

Company's Certificate of Incorporation) 5% or more of the outstanding capital stock of the Company and has neither been qualified by nor obtained a waiver of qualification from each of the Gaming Authorities (as defined in Article TWELFTH) requiring qualification with respect to each Gaming License (an "Unqualified Stockholder") or (2) has been found unsuitable or disqualified with respect to any Gaming License by any Gaming Authority and such finding has not been reversed, vacated or superseded (a "Disqualified Stockholder"), shall be entitled to vote, directly or indirectly, any shares of capital stock Beneficially Owned by such stockholder on any matter, and no shares of capital stock Beneficially Owned by an Unqualified Stockholder or a Disqualified Stockholder shall be considered outstanding stock entitled to vote for any purpose.

                  Article TWELFTH provides that, if a stockholder becomes a Disqualified Stockholder, then at any time after the date of such occurrence, the Company may call for redemption all or any part of the capital stock of the Company Beneficially Owned by such Disqualified Stockholder at a price per share equal to the average closing sale price of such stock on the New York Stock Exchange during the 20-day period immediately preceding the date that written notice of redemption is given to the Disqualified Stockholder. In addition, Article TWELFTH provides that all publicly-traded securities of the Company and any subsidiary are held subject to the condition that any stockholder who is found to be disqualified or unsuitable with respect to any Gaming License, which finding has not been reversed, vacated or superseded, must dispose of such securities within 10 days after the Company provides such stockholder with written notice to such effect.

                  The Reporting Persons believe that, by virtue of their own holdings and SFHC's entry into the Option Agreements referred to in Item 5 below, the Reporting Persons "Beneficially Own" more than 5% of the Company's Common Stock for purposes of Article TWELFTH. Each such Option Agreement provides that it shall expire automatically in the event that SFHC* is found unsuitable or disqualified with respect to any Gaming License by any Gaming Authority. In such case, the



* The Option Agreements state that they shall automatically expire in the event that the grantor of the option, as opposed to SFHC, the grantee, is so found unsuitable or disqualified. The Reporting Persons believe that it was the clear intent of the parties to the Option Agreements that such reference should have been to SFHC, the grantee.

                                                             Page 9 of 12 Pages

Reporting Persons would no longer "Beneficially Own" 5% or more of the Company's Common Stock for purposes of Article TWELFTH (provided that the Reporting Persons do not at such time Beneficially Own 5% or more of the Common Stock through other means). If and when required under applicable gaming laws and regulations, the Reporting Persons intend to make such filings and seek such approvals or waivers as may be necessary from the relevant Gaming Authorities with respect to the Reporting Persons' beneficial ownership of the Common Stock (including Common Stock subject to the Option Agreements). As of the date of this statement on Schedule 13D, the Reporting Persons have not made any such filings.

                  Except as set forth above, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons intend to review their interest in the Company on a continuing basis and reserve the right to change their plans or intentions at any time depending upon their evaluation of then existing circumstances including, without limitation, the factors referred to above.

Item 5.  Interest in Securities of the Company

                  (a) and (b) The Reporting Persons beneficially own in the aggregate 2,690,335 shares of Common Stock as described further below, representing approximately 5.99% of the outstanding shares of Common Stock of the Company (based on information received from the Company to the effect that there were 44,928,419 shares outstanding at September 26, 1996).

                  Of such amount, (i) Lieberman directly owns 480,000 shares (approximately 1.07%), (ii) SFCI directly owns 650,000 shares (approximately 1.45%), and (iii) SFHC has the right to acquire 1,560,335 shares (approximately 3.47%) at a price of $16.00 per share pursuant to Option Agreements (the "Option Agreements") entered into between SFHC and certain clients of SFCI (collectively, the "Grantors").

                  SFHC may exercise the related options (the "Options") (i) immediately, with respect to only such number of shares subject to the Options (the "Option Shares") as may be purchased without regard to any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and without prior approval by any Gaming Authority, and (ii) with respect to

                                                             Page 10 of 12 Pages

the remainder of the Option Shares, if any, on the date that (a) any applicable waiting period under the HSR Act shall have expired and (b) all required approvals from Gaming Authorities shall have been obtained.

                  The Option Agreements and Options shall expire automatically upon the earlier of (i) 90 days from the dates of the respective Option Agreements (which dates range from September 26, 1996 to October 7, 1996, although the executed Option Agreements were received by SFHC between September 28, 1996 and October 14, 1996, as reflected on Schedule A attached hereto) or
(ii) if applicable, a finding by any Gaming Authority that SFHC* is disqualified or unsuitable with respect to any Gaming License, as described in Item 4 above. In the event of an expiration as a result of (i) above, SFHC may seek to obtain an extension of the expiration date.

                  Pursuant to the Option Agreements, among other things, (i) each Grantor has acknowledged that there is no assurance that SFHC will exercise such Option and (ii) each Grantor has the right at any time and from time to time to sell any or all of the shares subject to such Option in an open market transaction. The form of Option Agreement is attached hereto as Exhibit 1. The foregoing description is qualified in its entirety by reference to such form.

                  With  respect to the shares of Common  Stock  reported in this
Item 5, (i) Lieberman has the sole power to vote or direct the vote, and sole power to dispose or direct the disposition, of 480,000 shares, (ii) Lieberman and SFCI share the power to vote or direct the vote, and share the power to dispose or direct the disposition, of 650,000 shares and (iii) in the event of the exercise of the Options in full, Leiberman and SFHC would share the power to vote or direct the vote, and would share the power to dispose or direct the disposition, of 1,560,335 shares.

                  Except as set forth above, none of the Reporting Persons beneficially owns any shares of Common Stock of the Company.

                  (c) Certain information concerning the transactions in the Common Stock effected during the past 60 days by the Reporting Persons is set forth on Schedule A hereto. Except as set forth on Schedule A, none of the Reporting Persons has engaged in any transactions in the Common Stock that were effected during the past 60 days.

                  (d) Except for the Grantors with respect to the shares of Common Stock subject to the Options, no other person is known by the Reporting Persons to have the right to receive or the power to

                                                             Page 11 of 12 Pages

direct the receipt of dividends from, or the profits from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

Item 6.  Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Company

                  As  set  forth  in  Item  5,  SFHC  has  entered  into  Option
Agreements with certain persons. Except as set forth in Item 5 or described elsewhere in this statement on Schedule 13D, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           Material To Be Filed as Exhibits

                  Exhibit Number            Title
                  --------------            -----

                  1                         Form of Option Agreement

                                                             Page 12 of 12 Pages


                                   SIGNATURES
                                   ----------

                  After reasonable inquiry and to the best knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this Statement is true, complete, and correct.




Dated:  October 21, 1996
                                                    /s/ Adam Lieberman
                                                    Adam Lieberman


                                                   STERLING FOSTER HOLDING CORP.



                                                   By:/s/ Adam Lieberman
                                                   Adam Lieberman, President


                                                   STERLING FOSTER & CO., INC.



                                                   By:/s/ Adam Lieberman
                                                   Adam Lieberman, President

                                   SCHEDULE A
                                   ----------

                          Transactions in Common Stock

Purchases and Sales

              During the 60 day period prior to the filing of this Schedule 13D, the following open market transactions in the shares of Common Stock of the Company were effected by SFCI on the New York Stock Exchange:

   Date of            Nature of            Number of        Price Per
Transaction          Transaction            Shares            Share
-----------          -----------            ------            -----

  10/08/96            Purchase               5,800           $ 8.50
  10/07/96            Sale                   5,800           $ 8.625
  10/04/96            Purchase               2,500           $11.25
  10/04/96            Purchase               5,000           $12.75
  10/04/96            Purchase               3,000           $ 9.875
  10/04/96            Purchase               1,500           $11.125
  10/04/96            Sale                   5,000           $ 9.50
  10/04/96            Sale                   7,000           $ 8.625
  10/03/96            Purchase              25,000           $ 8.875
  10/02/96            Sale                   1,000           $ 8.50
  10/02/96            Purchase                 990           $ 9.125
  10/01/96            Purchase                  10           $10.875
  09/30/96            Sale                  10,000           $ 8.625
  09/27/96            Purchase              10,000           $13.50
  09/27/96            Sale                   1,300           $ 9.75
  09/27/96            Sale                     650           $ 9.75
  09/27/96            Sale                     170           $ 9.75
  09/27/96            Purchase               2,300           $ 8.75
  09/27/96            Purchase              25,000           $ 8.75
  09/27/96            Purchase              25,000           $ 8.875
  09/27/96            Purchase              25,000           $ 8.75
  09/27/96            Purchase              25,000           $ 8.50
  09/27/96            Purchase              25,000           $ 9.125
  09/27/96            Purchase              50,000           $ 9.00
  09/27/96            Purchase              50,000           $ 8.75
  09/26/96            Purchase                 820           $10.875
  09/25/96            Sale                   1,000           $10.875
  09/24/96            Purchase               1,000           $11.00
  09/24/96            Sale                   1,500           $11.00
  09/24/96            Purchase                 500           $10.125
  09/23/96            Purchase                 500           $11.00
  09/23/96            Purchase               1,000           $10.25
  09/20/96            Purchase               1,000           $10.875

  Date of             Nature of            Number of         Price Per
Transaction          Transaction           Shares             Share
-----------          -----------           ------             -----

  09/20/96            Sale                     375           $ 9.875
  09/20/96            Sale                     125           $10.875
  09/20/96            Sale                   2,000           $10.375
  09/19/96            Purchase                 200           $11.125
  09/19/96            Purchase                 500           $11.00
  09/19/96            Sale                  10,900           $10.50
  09/18/96            Purchase                 100           $10.875
  09/18/96            Purchase                 180           $10.875
  09/18/96            Sale                     280           $10.50
  09/17/96            Purchase                 200           $11.125
  09/17/96            Purchase              10,000           $10.875
  09/17/96            Sale                     200           $11.00
  09/12/96            Purchase                 200           $10.875
  08/29/96            Purchase              15,000           $13.00
  08/29/96            Sale                  15,000           $12.50
  08/28/96            Sale                     815           $11.00
  08/27/96            Sale                   1,185           $ 9.625
  08/27/96            Purchase               1,500           $13.50
  08/27/96            Sale                   2,000           $13.625
  08/27/96            Purchase               2,500           $13.625
  08/23/96            Purchase                 100           $10.00
  08/23/96            Purchase               2,000           $12.00
  08/23/96            Sale                     100           $10.625
  08/23/96            Sale                   2,000           $10.625

Options

              During the period from September 28, 1996 through October 14, 1996, SFHC received executed Option Agreements providing for the grant to SFHC of Options to purchase the number of shares of Common Stock of the Company indicated below at an exercise price of $16.00 per share:

       Date of Receipt by SFHC         Number of Shares
        of Option Agreement           Subject to Option
        -------------------           -----------------

              10/14/96                      80,000
              10/10/96                     117,100
              10/10/96                      10,000
              10/09/96                      10,000
              10/09/96                      10,000
              10/09/96                     303,735
              10/08/96                      11,240
              10/08/96                      10,000
              10/08/96                      10,000
              10/07/96                      20,000
              10/05/96                      10,000
              10/05/96                      20,000
              10/05/96                      10,000

      Date of Receipt by SFHC           Number of Shares
       of Option Agreement             Subject to Option
       -------------------             -----------------


              10/05/96                      10,000
              10/05/96                      20,000
              10/05/96                      10,000
              10/05/96                      10,000
              10/05/96                      11,800
              10/05/96                      12,600
              10/05/96                      19,000
              10/04/96                      20,000
              10/04/96                      10,000
              10/04/96                      10,000
              10/04/96                      20,000
              10/04/96                      20,000
              10/04/96                      10,000
              10/04/96                      12,000
              10/04/96                      20,000
              10/04/96                      10,000
              10/04/96                      20,000
              10/04/96                      12,000
              10/03/96                      12,000
              10/03/96                      30,000
              10/03/96                      10,000
              10/03/96                      10,000
              10/03/96                      10,000
              10/02/96                      13,000
              10/02/96                      10,000
              10/02/96                      10,000
              10/02/96                      10,000
              10/02/96                      45,000
              10/02/96                      20,000
              10/02/96                      35,000
              10/01/96                      35,000
              10/01/96                      14,000
              10/01/96                      10,000
              10/01/96                      11,000
              10/01/96                      22,000
              10/01/96                      24,000
              10/01/96                      20,000
              10/01/96                      23,000
              10/01/96                      10,000
              10/01/96                      20,000
              10/01/96                      10,000
              10/01/96                      20,000
              10/01/96                      40,000
              09/30/96                      37,910

      Date of Receipt by SFHC           Number of Shares
       of Option Agreement             Subject to Option
       -------------------             -----------------

              09/28/96                      75,000
              09/28/96                      82,000
              09/28/96                      10,000
              09/28/96                      10,000
                                            ------
                                         1,568,385**
                                         =========






** Of such aggregate number of shares initially subject to the Options, a total of 8,050 shares were sold by the owners of the shares and, pursuant to the terms of the Option Agreements, are no longer subject to the Options.